SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March, 1st, 2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: March 1st , 2006	By:	/s/ Fabrizio Nardi

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

Satisfaction in Ducati with signing of definitive agreement between TPG and InvestIndustrial.
Ducati and UBM sign preliminary contract to establish syndicate of stand-by underwriters for proposed capital increase.

Bologna, March 1st, 2006 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), expressed satisfaction at the signing of the definitive contract between Texas Pacific Group and InvestIndustrial Holding S.A. for the transfer of 30% less one share (not considering treasury shares which may be retained by the Company) at Euro 0.85 per share.

The Company has also signed a preliminary contract with UniCredit Banca Mobiliare, to establish a syndicate of stand-by underwriters relating to the proposed capital increase for a maximum of Euro 80 million in ordinary shares to be offered by way of subscription rights.

Ducati has also obtained a new credit line of Euro 35 million from UniCredit Banca d’Impresa, which is guaranteed for a period of 5 years, and negotiations are continuing with other banks for a further Euro 25 million financing.

Following communication of the signing of the acquisition agreement, a Ducati Board of Directors meeting has been convened to deliberate on the postponement of the Ordinary Shareholders Meeting which was scheduled for March 20th, 2006 (first call) and March 22nd, 2006 (second call), to appoint the new Board of Directors, among other items. It is expected that the meeting will be held before mid-April in order to allow the new shareholder to complete the transition of the controlling stake in time to present its own list of Board candidates. Closing of the transaction is expected by the end of March.

“We are very satisfied that the change of ownership is drawing to the desired close, thereby ensuring the company’s relaunch”, declared Federico Minoli, Ducati’s Chairman and Chief Executive Officer.

“We would like to thank Ducati’s banks, and in particular UniCredit Group, for their continuing confidence in the company”, said Enrico D’Onofrio, Chief Financial Officer at Ducati.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.
For further information, please contact:          Fabrizio Nardi, Investor Relations          e-mail: fabrizio.nardi@ducati.com